Term Sheet
To underlying supplement No. 1 dated September 29, 2009,
product supplement AF dated September 29, 2009,
prospectus supplement dated September 29, 2009 and
prospectus dated September 29, 2009
Term Sheet No. 1328AF Registration Statement No. 333-162195 Dated September 30, 2011; Rule 433
Structured Investments	Deutsche Bank $ Buffered Return Enhanced Notes Linked to the EURO STOXX 50® Index and the Euro due October 8, 2012
General
•
The notes are designed for investors who seek a return at maturity of two times the potential positive performance (if any) of the EURO STOXX 50® Index multiplied by the performance of the Euro against the U.S. dollar, up to a Maximum Return on the notes of 34.00*%.  The notes do not pay coupons or dividends and investors should be willing to lose some or all of their investment if the Underlying Return is less than -10.00%. Any payment on the notes is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing October 8, 2012†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The notes are expected to price on or about September 30, 2011 (the “Trade Date”) and are expected to settle on or about October 5, 2011 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Currency of the Issue:	U.S. dollars
Index:	The EURO STOXX 50® Index (the “Index”) (Ticker: SX5E)
Underlying Currency:	Euro (EUR/USD)
Upside Leverage Factor:	2
Maximum Return:	34.00%*
Payment at Maturity:
•  If the Underlying Return is positive, you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of notes equal to the Face Amount plus the product of the Face Amount multiplied by the Underlying Return multiplied by the Upside Leverage Factor, subject to the Maximum Return, calculated as follows:

$1,000 +[$1,000 x the lesser of (i) Underlying Return x Upside Leverage Factor and (ii) the Maximum Return]
• If the Underlying Return is zero or less than zero but greater than or equal to -10.00%, you will be entitled to receive a cash payment at maturity equal to $1,000 per $1,000 Face Amount of notes.
• If the Underlying Return is less than -10.00%, you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of notes, calculated as follows:
$1,000 + [$1,000 x (Underlying Return + Buffer Amount) x Downside Factor]
You will lose some or all of your investment at maturity if the Underlying Return is less than -10.00%. Any Payment at Maturity is subject to the credit of the Issuer.
Buffer Amount:	10.00%
Downside Factor:	1.1111
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:
Ending Index Level
Initial Index Level
Currency Multiplier:	The performance of the Underlying Currency from its Initial Spot Rate to its Final Spot Rate, calculated as follows:
Final Spot Rate
Initial Spot Rate
Initial Index Level:	The Index closing level on the Trade Date
Underlying Return:	The Underlying Return will be calculated as follows:
(Index Return x Currency Multiplier) – 1 The Underlying Return may be positive, zero or negative.
Ending Index Level:	The arithmetic average of the Index closing levels on each of the five Averaging Dates
Spot Rate:
The official MID WM Reuters fixing at 4 pm London Time, expressed as the number of U.S. dollars per one Euro, subject to the provision set forth under “Currency Market Disruption Events” in the accompanying product supplement

Initial Spot Rate:	The Spot Rate on the Trade Date
Final Spot Rate:	The arithmetic average of the Spot Rates on the each of the Averaging Dates
Averaging Dates†:	September 27, 2012, September 28, 2012, October 1, 2012, October 2, 2012 and October 3, 2012 (the “Final Averaging Date”)
Maturity Date†:	October 8, 2012
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	2515A1 DA 6 / US2515A1DA61
†
Subject to postponement in the event of a market disruption event as described in the accompanying product supplement under “Description of Securities — Payment at Maturity — Postponement of Observation Date; Averaging Dates.”

*	The actual Maximum Return on the notes will be set on the Trade Date and will not be less than 34.00%.
Investing in the Buffered Return Enhanced Notes involves a number of risks.  See “Risk Factors” beginning on page 12 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying underlying supplement, product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(1)(2)	Proceeds to Issuer
Per note	$1,000.00	$10.00	$990.00
Total	$	$	$
(1)  Certain fiduciary accounts will pay a purchase price of $990.00 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)  Please see “Supplemental Plan of Distribution” in this term sheet for information about fees.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
JPMorgan
Placement Agent
September 30, 2011

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the underlying supplement No. 1 dated September 29, 2009, product supplement AF dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these notes are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Underlying supplement No. 1 dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

 Product supplement AF dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200191/d424b21.pdf rospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the underlying supplement, product supplement, prospectus supplement, prospectus and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

What Is the Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical return at maturity on the notes.  The hypothetical returns set forth below assume an Initial Index Level of 2,180.00, a Currency Multiplier of 100.00% and a Maximum Return on the notes of 34.00%.  The actual Initial Index Level and Maximum Return will be set on the Trade Date. The hypothetical returns set forth below are for illustrative purposes only. The actual return will be based on the Index Return and the Currency Multiplier, determined using the Index closing levels and Spot Rates on the specified Averaging Dates.  The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Underlying Return	Return on Notes (%)	Payment at Maturity ($)
4,360.00	200.00%	100.00%	34.00%	$1,340.00
4,142.00	190.00%	90.00%	34.00%	$1,340.00
3,924.00	180.00%	80.00%	34.00%	$1,340.00
3,706.00	170.00%	70.00%	34.00%	$1,340.00
3,488.00	160.00%	60.00%	34.00%	$1,340.00
3,270.00	150.00%	50.00%	34.00%	$1,340.00
3,052.00	140.00%	40.00%	34.00%	$1,340.00
2,834.00	130.00%	30.00%	34.00%	$1,340.00
2,616.00	120.00%	20.00%	34.00%	$1,340.00
2,550.60	117.00%	17.00%	34.00%	$1,340.00
2,289.00	105.00%	5.00%	10.00%	$1,100.00
2,234.50	102.50%	2.50%	5.00%	$1,050.00
2,201.80	101.00%	1.00%	2.00%	$1,020.00
2,180.00	100.00%	0.00%	0.00%	$1,000.00
2,071.00	95.00%	-5.00%	0.00%	$1,000.00
1,962.00	90.00%	-10.00%	0.00%	$1,000.00
1,744.00	80.00%	-20.00%	-11.11%	$888.89
1,526.00	70.00%	-30.00%	-22.22%	$777.78
1,308.00	60.00%	-40.00%	-33.33%	$666.67
1,090.00	50.00%	-50.00%	-44.44%	$555.56
872.00	40.00%	-60.00%	-55.56%	$444.44
654.00	30.00%	-70.00%	-66.67%	$333.33
436.00	20.00%	-80.00%	-77.78%	$222.22
218.00	10.00%	-90.00%	-88.89%	$111.11
0.00	0.00%	-100.00%	-100.00%	$0.00

The following examples illustrate how the returns set forth in the table are calculated. The first four examples assume a Currency Multiplier of 100.00%. Examples 5 and 6 assume a Currency Multiplier of 120.00% and 80.00%, respectively.

Example 1: The level of the Index increases from the Initial Index Level of 2,180.00 to the Ending Index Level of 2,234.50.  Because the Underlying Return of 2.50% multiplied by 2 does not exceed the hypothetical Maximum Return of 34.00%, the investor receives a Payment at Maturity of $1,050.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + [$1,000 x (102.50% x 100.00% -1) x 2)] = $1,050.00

Example 2: The level of the Index increases from the Initial Index Level of 2,180.00 to the Ending Index Level of 2,616.00.  Because the Underlying Return of 20.00% multiplied by 2 exceeds the hypothetical Maximum Return of 34.00%, the investor receives a Payment at Maturity of $1,340.00 per $1,000 Face Amount of notes, the maximum payment on the notes.

Example 3: The level of the Index decreases from the Initial Index Level of 2,180.00 to the Ending Index Level of 2,071.00.  Because the Underlying Return of -5.00% is not less than -10.00%, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Face Amount of notes.

Example 4: The level of the Index decreases from the Initial Index Level of 2,180.00 to the Ending Index Level of

1,744.00.  Because the Underlying Return of -20.00% is less than -10.00%, the investor will receive a Payment at Maturity of $888.89 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + [$1,000 x (-20.00% + 10.00%) x 1.1111] = $888.89

Example 5: The level of the Index increases from the Initial Index Level of 2,180.00 to the Ending Index Level of 2,616.00 and the Currency Multiplier is 120.00%.  Because the level of the Index has increased 20.00% from the Initial Index Level of 2,180.00 to the Ending Index Level of 2,616.00, and the Currency Multiplier is 120.00%, indicating that the Euro has strengthened against the U.S. dollar such that the Final Spot Rate has increased from the Initial Spot Rate by 20.00%, the Underlying Return is 44.00%. Because the Underlying Return multiplied by the Upside Leverage Factor exceeds the Maximum Return of 34.00%, the investor receives a Payment at Maturity of $1,340.00 per $1,000 Face Amount of notes, the maximum payment on the notes.

Example 6: The level of the Index decreases from the Initial Index Level of 2,180.00 to the Ending Index Level of 1,962.00 and the Currency Multiplier is 80.00%.  Because the level of the Index has decreased 10.00% from the Initial Index Level of 2,180.00 to the Ending Index Level of 1,962.00, and the Currency Multiplier is 80.00%, indicating that the Euro has weakened against the U.S. dollar such that the Final Spot Rate has decreased from the Initial Spot Rate by 20.00%, the Underlying Return is -28.00%. Because the Underlying Return is less than -10.00%, the investor receives a Payment at Maturity of $800.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + [$1,000 x (-28.00% + 10.00%) x 1.1111] = $800.00

Selected Purchase Considerations

•
LIMITED APPRECIATION POTENTIAL – The notes provide the opportunity to enhance equity returns by multiplying a positive Underlying Return by 2, up to the Maximum Return on the notes of 34.00%, resulting in a maximum Payment at Maturity of $1,340.00 for every $1,000 Face Amount of notes.  The actual Maximum Return on the notes will be set on the Trade Date and will not be less than 34.00%.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
LIMITED PROTECTION AGAINST LOSS – Payment at Maturity of the Face Amount of the notes is protected against a decline in the Underlying Return of up to the Buffer Amount of 10.00%. If the Underlying Return is less than -10.00%, for every 1.00% that the Underlying Return is less than -10.00%, you will lose an amount equal to 1.1111% of the Face Amount of your notes. Accordingly, you could lose your entire investment in the notes.

•
RETURN LINKED TO THE PERFORMANCE OF THE EURO STOXX 50® INDEX AND THE PERFORMANCE OF THE EURO RELATIVE TO THE U.S. DOLLAR – The return on the notes, which may be positive, zero or negative, is linked to the performance of the EURO STOXX 50® Index and the spot exchange rate of the Euro against the U.S. dollar. The EURO STOXX 50® Index is a free float-adjusted market capitalization index that seeks to provide exposure to European capitalization equity securities. The EURO STOXX 50® Index universe is defined as all components of the 18 Dow Jones EUROSTOXX Supersector indices. The Dow Jones EURO STOXX Supersector indices represent the Eurozone portion of the DowJones STOXX Total Market Index, which in turn covers 95% of the total market capitalization of the stocks traded on the major exchanges of 12 European countries. The EURO STOXX 50® Index universe includes Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. On March 1, 2010, STOXX Limited announced the removal of the “Dow Jones” prefix from all of its indices, including the Dow Jones EURO STOXX 50® Index. This is just a summary of the EURO STOXX 50® Index. For more information on the EURO STOXX 50® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The Dow Jones U.S. Indices – The EURO STOXX 50® Index” in the accompanying underlying supplement No. 1 dated September 29, 2009.

•
TAX CONSEQUENCES — You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” which contains the opinion of our special tax counsel, Davis Polk & Wardwell LLP, with respect to the tax consequences of an investment in the notes. Although the tax consequences of an investment in the notes are uncertain, based on that opinion we believe it is reasonable to treat the notes as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, (i) you should not recognize taxable income or loss prior to the maturity of your notes, other than pursuant to a sale or exchange, and (ii) your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this term sheet and the accompanying product supplement.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Legislation enacted in 2010 requires certain individuals who hold “debt or equity interests” in any “foreign financial institution” that are not “regularly traded on an established securities market” to report information about such holdings on their U.S. federal income tax returns unless a regulatory exemption is provided.  If you are an individual, you should consult your tax adviser regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not pay coupons or dividends and do not guarantee any return of your investment.  The return on the notes at maturity is linked to the performance of the Index and the spot exchange rate of the Euro against the U.S. dollar and will depend on whether, and the extent to which, the Underlying Return is positive or negative.  Your investment will be exposed on a leveraged basis of 1.1111% for each 1.00% that the Underlying Return is less than -10.00%. Similarly, if the U.S. dollar appreciates in value against the Euro, your returns could be adversely affected and you could lose some or all of your initial investment.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN – If the Underlying Return is positive, for each $1,000 Face Amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the Face Amount, regardless of the appreciation in the Index or the Underlying Currency, which may be significant.  We refer to this percentage as the Maximum Return, which will be set on the Trade Date and will not be less than 34.00%. Accordingly, the maximum Payment at Maturity is expected to be $1,340.00 for every $1,000 Face Amount of notes.

•
THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity owed to you under the terms of the notes.

•
TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates may hedge our exposure from the notes by entering into equity, equity derivative, foreign exchange and currency derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index and Underlying Currency and make it less likely that you will receive a return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Index or the Underlying Currency on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index or Underlying Currency. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the notes.

activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Index or the Underlying Currency on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index or Underlying Currency. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the notes.

•
NEGATIVE PERFORMANCE BY BOTH THE INDEX AND THE UNDERLYING CURRENCY COULD RESULT IN ACCELERATED LOSS ON THE NOTES – The notes are exposed to the performances of both the Index and the Underlying Currency.  For example, if both the Index and the Underlying Currency exhibit negative performance, the compounded effect on the Underlying Return could significantly reduce the Payment at Maturity.  You could lose up to 100% of your investment in the notes.

•
CHANGES IN THE LEVEL OF THE INDEX AND THE EXCHANGE RATE OF THE EURO AGAINST THE U.S. DOLLARS MAY OFFSET EACH OTHER — Movements in the level of the Index and movements in the exchange rate of the Euro against the U.S. dollars may not correlate with each other. At a time when the level of the Index increases, the Euro may not appreciate as much or may weaken against the U.S. dollar. Therefore, in calculating the Payment at Maturity, increases in the value of the Index may be moderated, offset or more than offset by lesser increases or declines in the value of the Euro against the U.S. dollar. Similarly, when the Euro appreciates against the U.S. dollar, the level of the Index may not increase as much or may decline. Therefore, in calculating the Payment at Maturity, increases in the value of the Euro against the U.S. dollar may be moderated, offset or more than offset by lesser increases or declines in the level of the Index.

•
THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. If the U.S. dollar strengthens against the Euro during the term of the notes, your return will be adversely affected. The relative values of the U.S. dollar and the Euro are at any moment a result of the supply and demand for such currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the country or countries in which such currency is used, and economic and political developments in other relevant countries. Of particular importance to currency exchange risk are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in the United States and the Eurozone countries and between each country and its major trading partners;
•	the extent of governmental surplus or deficit in the United States and the Eurozone countries.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the United States and the Eurozone countries and those of other countries important to international trade and finance.

•
IF THE LIQUIDITY OF THE EURO IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED – Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Averaging Dates would likely have an adverse effect on the Final Spot Rate, and therefore, on the return on your notes. Limited liquidity relating to the Euro may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to calculate the Payment at Maturity using its normal means. The resulting discretion by the calculation agent in calculating the Payment at Maturity could, in turn, result in potential conflicts of interest.

•
RISKS ASSOCIATED WITH INVESTMENTS IN NOTES INDEXED TO THE VALUE OF FOREIGN EQUITY SECURITIES — Investments in notes indexed to the value of foreign equity securities involve risks associated with the securities markets in those countries, including the risk of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

•
NON-U.S. SECURITIES MARKETS RISKS – Because foreign companies or foreign equity securities comprising the EURO STOXX 50® Index may be publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the notes involve particular risks. For example, the foreign securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the

United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

•	THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the EURO STOXX 50® Index would have.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the Payment at Maturity described in this term sheet is based on the full Face Amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;
•	the time remaining to maturity of the notes;
•	the dividend rate on the common stocks underlying the Index;
•	interest rates and yields in the market generally;
•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely. In addition, as described above under “Tax Consequences,” in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date or the Averaging Dates could adversely affect the value of the Index and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graphs set forth the historical performance of the EURO STOXX 50® Index and the Euro from September 28, 2006 through September 28, 2011.  The Index closing level on September 28, 2011 was 2,176.64. The exchange rate of the EUR/USD on September 28, 2011 was 1.3558. We obtained the Index closing levels and exchange rates below from Bloomberg, and we have not participated in the preparation of, or verified, such information.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the Averaging Dates.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts.